Exhibit 2.6

THIS JOINT ACTION AGREEMENT (hereinafter “Joint Action Agreement”) is made July 5, 2004, by and between Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, a company limited by shares, incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.810.370-9, represented by Mr. Juan José Cueto Plaza, national identity card number 6.694.240-6, and by Mr. Enrique Miguel Cueto Plaza, national identity card number 6.694.239-2, all domiciled, for these purposes, at Avda. Presidente Riesco 5711, Suite 1604, borough of Las Condes, Santiago (hereinafter also “Inversiones Costa Verde CPA”); Inversiones Santa Cecilia S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.904.050-6, represented by Mr. Juan Luis Rivera Palma, national identity card number 8.514.511-8, and by Mr. Rafael Ariztía Correa, national identity card number 10.175.769-2, all domiciled, for these purposes, at Avda. Apoquindo 3000, 17th floor, borough of Las Condes, Santiago (hereinafter also “Inversiones Santa Cecilia”); and Axxion S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 90.818.000-3, represented by Mr. Juan Luis Rivera Palma, national identity card number 8.514.511-8, and by Mr. Rafael Ariztía Correa, national identity card number 10.175.769-2, all domiciled, for these purposes, at Avda. Apoquindo 3000, 17th floor, borough of Las Condes, Santiago (hereinafter also “Axxion”).

WHEREAS

A. Lan Chile S.A. (hereinafter also “Lan Chile”) is an open corporation incorporated and existing pursuant to the laws of the Republic of Chile, registered under number 306 in the Securities Registry of the Superintendency of Securities and Insurance. Its capital is divided into 318,909,090 common shares in one same series and it is managed by a nine-member board of directors.

B. Inversiones Costa Verde CPA owns 101,419,931 shares in Lan Chile, representing 31.80% of the equity capital. Inversiones Costa Verde Limitada and Juan José Cueto Plaza, Ignacio Cueto Plaza and Enrique Cueto Plaza (hereinafter also the “Cueto Group”) hold an interest in Lan Chile through Inversiones Costa Verde CPA.

C. Inversiones Santa Cecilia owns 19,596,727 shares in Lan Chile, representing 6.14% of the equity capital while Axxion is the owner of 65,827,874 shares in Lan Chile,

representing 20.64% of the shares in Lan Chile. Bancard S.A. and Inversiones Bancorp Limitada as well as Sebastián Piñera Echeñique, Magdalena María Piñera Morel, María Cecilia Piñera Morel, Sebastián Piñera Morel, Cristóbal Piñera Morel and Cecilia Morel Montes (hereinafter also the “Piñera Group”) hold an interest in Lan Chile through Inversiones Santa Cecilia and Axxion.

D. The Cueto Group, through Inversiones Costa Verde CPA, and the Piñera Group, through Inversiones Santa Cecilia and Axxion, wish to regulate the exercise of their rights as shareholders in Lan Chile in order to ensure the election of five of the nine directors in the company and thus control thereof. For these purposes, Inversiones Costa Verde CPA, on the one hand, and, on the other, Inversiones Santa Cecilia and Axxion collectively (all hereinafter the “Parties” and each a “Party”) hereby enter into this Joint Action Agreement in respect of 143,509,092 shares, equal to 45% of the shares in Lan Chile, which are distributed at the rate of 71,754,546 shares owned by Inversiones Costa Verde CPA, 5,926,672 shares owned by Inversiones Santa Cecilia, and 65,827,874 shares owned by Axxion (hereinafter also the “Committed Shares”). The remaining shares in Lan Chile owned by the Parties are not subject to this Joint Action Agreement.

E. On December 14, 2000, companies related to the Cueto Group and to the Piñera Group signed a Shareholders Agreement (hereinafter also the “Shareholders Agreement”) regulating the transfer of shares in Lan Chile controlled thereby and stipulating the obligation of the shareholder wishing to sell its shares, either spontaneously or because it has received an offer from a third party, to grant a right of first refusal (hereinafter the “Right of First Refusal”) to purchase such shares to the other shareholders who are parties to the Shareholders Agreement

THEREFORE, the Parties agree to the following:

ARTICLE FIRST

JOINT ACTION

1.1 Joint Action.

(a) The Parties agree to exercise control of Lan Chile jointly, thus ensuring a majority of votes at shareholders meeting and at board meetings. For these purposes, the parties undertake to act in coordination and by mutual consent in all matters and decisions relating to the management and administration of Lan Chile, whether such matters and decisions must be decided by the shareholders meeting or by the company’s board of directors.

(b) If the Parties are unable to agree on how to act, they undertake to respect the mandate granted to the third party indicated in Section 1.2(b) below in order not to hinder the management and administration of Lan Chile. This obligation of respect for the mandate will be ongoing and permanent as long as there is a disagreement among the parties until this Joint Action Agreement is terminated in the manner stipulated in Article Fourth below.

1.2 Shareholders Meetings.

(a) The Parties shall appoint a common representative to attend shareholders meetings and vote the Committed Shares in terms agreed upon by the Parties. The appointment of the common representative shall be made prior to each shareholders meeting through the grant of the respective powers of attorney in the terms indicated in Articles 63 and 64 of the Companies Regulations.

(b) If the Parties do not agree on how to vote the Committed Shares five days prior to a shareholders meeting, Mr. Sergio Urrejola Monckeberg shall be appointed common representative and if he is unable or unwilling to accept the position, Mr. Juan Claro González; and if he is unable or unwilling to accept the position, Mr. Arturo Yrarrázaval Covarrubias; and if he is unable or unwilling to accept the position, Mr. Felipe Larraín Bascuñan; and if he is unable or unwilling to accept the position, Mr. Enrique Barros Bourie. Once the common representative that has been appointed has accepted the position, the Parties shall grant the respective powers of attorney thereto in the terms indicated in Articles 63 and 64 of the Companies Regulations. The common representative thus appointed shall vote the Committed Shares as he deems pertinent.

(c) Notwithstanding the stipulations in Section 1.2(b) above, if the shareholders meeting must decide on the election of directors and there is no agreement among the Parties on the five directors to be elected with the Committed Shares, each Party shall have the right to propose two directors and to instruct the common representative to vote the

Committed Shares in order to elect the candidates thereof. The fifth director will be decided by the common representative and such appointment shall fall upon his person or upon any of the following independent third parties: Sergio Urrejola Monckeberg, Juan Claro González, Arturo Yrarrázaval Covarrubias, Felipe Larraín Bascuñán or Enrique Barros Bourie. For these purposes, the Parties shall grant the common representative the respective powers of attorney in the terms indicated in Articles 63 and 64 of the Companies Regulations.

1.3 Board of Directors.

(a) The Parties shall endeavor for the directors elected with the Committed Shares to always act together and vote for resolutions of the board so as to constitute the majority necessary to adopt them. For these purposes, the Parties shall ensure that the meeting agenda is distributed sufficiently in advance in order to allow them to analyze and agree upon each item contained in such agenda prior to the board meeting and to undertake to recommend and persuade such directors how to vote.

(b) If the Parties do not reach an agreement on the items contained in the agenda five days prior to a board meeting, the Parties shall resort to the common representative indicated in Section 1.2 (b) above and undertake to recommend and persuade the directors elected with the Committed Shares to vote in the terms decided by such common representative.

(c) Notwithstanding the stipulations in Sections 1.3(a) and (b) above, the Parties shall endeavor to meet as soon as possible when there are urgent matters or items arising at the same board meeting on which a decision cannot be postponed without seriously affecting the management and administration of Lan Chile and, if necessary, to cause the directors elected with the Committed Shares to leave the meeting temporarily in order for the Parties to analyze and agree on how to proceed and recommend and persuade such directors how to vote. If circumstances warrant, the Parties shall resort to the common representative indicated in Section 1.2(b) above and they undertake to recommend and persuade the directors elected with the Committed Shares to vote in the terms decided by such common representative.

(d) If the mechanism established in Section 1.2(c) above must be used for the election of the board of directors, each Party undertakes to recommend and persuade the directors nominated thereby to vote in the terms decided by the director nominated by the common representative.

(e) If at any time any of the directors elected with the Committed Shares votes against the agreements of the Parties, the Parties shall endeavor to secure the voluntary resignation thereof and appointment of his replacement by the board in office for the period until the next regular shareholders meeting in the terms of Article 32 of the Companies Law. If it were impossible to secure the voluntary resignation of the dissident director or to ensure the appointment of the replacement thereof in the aforesaid terms, any of the Parties may require that the board of directors convene a special shareholders meeting in order to revoke the entire board of directors in office and elect a new one, and thus be able to replace the dissident director. Upon exercising this right, the Parties shall vote in favor of the revocation and proceed with the renewal of the board of directors using the mechanisms established in Section 1.2 above.

(f) If, in the case indicated in Section 1.3 (e) above, the dissident director has been proposed by one of the Parties, such Party shall be liable for securing the voluntary resignation thereof and if it cannot, for requiring that the board convene the respective special shareholders meeting.

(g) If one or more of the directorships elected with the Committed Shares are vacant and the Parties have been unable to secure the appointment of the replacement thereof by the board in office until the next regular shareholders meeting in the terms of Article 32 of the Companies Law, and the Parties foresee that it will be impossible to obtain the majority necessary to adopt resolutions as controllers of Lan Chile, the Parties will recommend and persuade the directors elected with the Committed Shares to refrain from attending board meetings until the vacant directorships have been filled. For these purposes, any of the Parties may require that the board convene a special shareholders meeting in order to revoke the entire board of directors in office and elect a new one, and thus be able to fill the vacant directorship. Upon exercising this right, the Parties shall vote in favor of the revocation and proceed with the renewal of the board of directors using the mechanisms established in Section 1.2 above.

1.4 Exclusivity. The Parties undertake not to enter into shareholders agreements or joint action agreements with third parties, either in writing or verbally, in relation to the Committed Shares that prevent them from complying faithfully with the obligations arising from this Joint Action Agreement.

1.5 Scope. “Committed Shares” shall be understood not only to be the 143,509,092 shares in Lan Chile mentioned in letter (d) of the Recitals but also all such other shares that Lan Chile may issue in the future, whether cash shares or paid-up shares, as well as all such preemptive rights or options of any nature, either for a priority subscription of shares, of bonds convertible to shares or of any other securities that confer future rights in respect of Lan Chile, provided such shares or securities arise from, or bear a relationship to, the Committed Shares.

ARTICLE SECOND

LIENS AND ATTACHMENTS

2.1 Liens.

(a) Except for the restrictions on the transfer of shares contained in the Shareholders Agreement and the exception indicated in Section 2.1(b) below, none of the Parties may establish or tolerate the existence of any Lien on the Committed Shares. “Lien” shall be understood to be any real guarantee or any charge, lien, prohibition, third-party right, attachment, impediment or restriction that might affect or hinder the free use, enjoyment or disposition of the Committed Shares.

(b) Each Party may pledge as much as 50% of the Committed Shares owned thereby to secure its own obligations specifically set down in the pledge agreement, but only provided the other Party consents thereto. Each Party hereby consents to pledges that are at this time assessed on the Committed Shares owned by the other Party. When one Party wishes to grant new pledges in respect of the Committed Shares owned thereby, the other Party shall give its consent thereto if the pledgee (hereinafter also the “Pledgee”) agrees, in the deed establishing the pledge, that the other Party shall, if the pledge is enforced, have the right to pay the Pledgee, prior to the auction of the pledged Committed Shares, the lower of: (i) the sum owed by the pledgor to the Pledgee specifically determined in the pledge agreement; and (ii) the market price of the pledged Committed

Shares appraised at the average weighted exchange price of the last five exchange business days prior to payment. And, if the other Party makes this payment, it shall have nullified the action of the Pledgee against the pledgor and be subrogated in the rights that the Pledgee has against the pledgor, including the entire real right of pledge. Hence, if the sum paid by the other Party is less than the sum owed to the Pledgee, the balance of the Pledgee’s credit will not be benefited by the pledge.

2.2 Attachments or Other Measures. If all or part of the Committed Shares are assessed for any reason by any unpermitted Lien (including an attachment petitioned by a Pledgee), the Party owning the Committed Shares undertakes to secure the removal of such Lien as soon as possible and, if more than 30 days pass without removal of the Lien, the Party owning such shares shall be deemed to have defaulted on this Joint Action Agreement.

ARTICLE THIRD

COMPLIANCE

3.1 Good Faith. The Parties promise to comply with all provisions in this Joint Action Agreement, not only the text, but also the spirit hereof, and undertake to act in good faith and transparently.

3.2 Liability. In addition to the personal liability of the Parties for faithful compliance with the obligations arising under this Joint Action Agreement, each Party shall be liable for the directors that are related thereto pursuant to Article 100 of the Companies Law or are appointed pursuant to Section 1.2(c) above applying in full the provisions of this Joint Action Agreement.

ARTICLE FOURTH

TERM

4.1 Termination.

(a) Any of the Parties may at any time, unilaterally, without reason, terminate this Joint Action Agreement by written notice sent to the other Party and to the chairman of the board of directors of Lan Chile (hereinafter also the “Notice of Termination”).

(b) The Notice of Termination shall include an offer to sell the Committed Shares of the Party giving the Notice of Termination to the other Party in the terms established in the Right of First Refusal contained in the Shareholders Agreement provided this Joint Action Agreement continues in full force until the transfer of the Committed Shares of one Party is consummated in the terms established in the Shareholders Agreement.

4.2 Transfer. This Joint Action Agreement shall also terminate when one of the Parties transfers its Committed Shares to a third party in the terms established in the Shareholders Agreement.

ARTICLE FIFTH

DEFAULT CLAUSE

5.1 Default Clause. The Parties stipulate that in the event of default on any of the principal or accessory obligations stipulated in this Joint Action Agreement, the defaulting Party shall be sanctioned each time by a fine or penalty that the Parties assess in advance in the equivalent in pesos, legal tender, to 15% of the value of the Committed Shares owned by the defaulting Party at the time of the breach, appraised at the average weighted exchange trading price for the last five exchange business days.

5.2 Graduation.

(a) The arbitrator appointed pursuant to Section 6.2 below shall be empowered to set and regulate prudently the fine or penalty that he decides to apply between: (i) 10,000 Unidades de Fomento that will be payable in pesos, legal tender, at the parity for the Unidad de Fomento reported by the Central Bank of Chile or replacement or subrogate thereof in that function, in effect on the day of actual payment and no later than the third bank business day after the arbitral ruling condemning payment becomes final and binding; and (ii) the penalty indicated in Section 5.1 above, considering for this purpose the nature and materiality of the breached obligation, how imputable it is against the defaulting Party and the damage caused to the non-defaulting Party.

(b) If, due to the nature of the breached obligation, it can be fulfilled or remedied alternatively or substitutively and the defaulting Party is willing to fulfill or remedy the breach in that way, the arbitrator shall consider this circumstance in particular in attenuating the penalty and may even release the defaulting Party from any fine in this case only.

(c) If the breached obligation is, by nature, capable of specific performance and this is petitioned by the non-defaulting Party, the arbitrator may set the fine or penalty in the nature of a moratorium and may impose it as a fine or penalty on a daily or periodic basis until the defaulting Party fulfills the obligation.

5.3 Waiver of Other Damages. The Parties waive the rights stipulated in Article 1513 of the Civil Code to claim ordinary damages caused by default on this Joint Action Agreement and limit themselves, for all purposes of this Joint Action Agreement, to the conventional indemnity stipulated or those set by the arbitrator in application of this Article Fifth.

5.4 Interest. The maximum conventional interest on adjustable transactions beyond 360 days or non-adjustable transactions out to one year, as the case may be, shall apply in the event of delinquency or simple delay in the payment of the fine or penalty set by the arbitrator, from the day of delinquency or simple delay through the day of actual payment of the fine or penalty.

5.5 No Accumulation. Provided one same act or failure of a Party implies default on this Joint Action Agreement and on the Shareholders Agreement, there will be one single fine or penalty for such act or failure under both agreements.

ARTICLE SIXTH

ARBITRATION

6.1 Arbitration Clause. Any and all controversies, difficulties or differences arising among the Parties that originate in the interpretation, application, performance, default, validity, enforcement, voidance, effects or effectiveness of this Joint Action Agreement, of any of the clauses or effects thereof, the foregoing list being by way of example only, shall be submitted to the hearing and ruling of an arbitrator (árbitro arbitrador or amigable componedor). The arbitrator will be appointed by mutual consent of the Parties. If the Parties are unable to reach an agreement on the person of the arbitrator, the Parties hereby appoint Mr. Sergio Urrejola Monckeberg as arbitrator, and if he is unable or unwilling to assume the position, Mr. Juan Carlos González, and if he is unable or unwilling to assume the position, Mr. Arturo Yrarrázaval Covarrubias, and if he is unable or unwilling to assume the position, Mr. Felipe Larraín Bascuñan, and if he is unable or unwilling to assume the position, Mr. Enrique Barros Bourie. The mere fact that one of the Parties requests acceptance of the position from the first arbitrator herein appointed shall imply the absence of an agreement thereamong in regard to such appointment. If none of those appointed is able or willing to accept the arbitration, the appointment shall be made by the ordinary courts and it shall fall upon a deputy justice of the Supreme Court who has held that position for a period of no less than three years or, on a subsidiary basis, if there is no one who meets that requirement on such date, upon a deputy justice of the Santiago Court of Appeals who has held that position for the same period of time. The decision rendered by the arbitrator cannot be appealed.

6.2 Other Powers. The arbitrator shall be specially empowered to decide on the voidance or validity of the arbitration clause and on the scope and ambit of his own competence. The arbitrator shall also have, in particular, the attributions and powers conferred thereupon in Section 5.2 above.

ARTICLE SEVENTH

GENERAL PROVISIONS

7.1 Governing Law. This Joint Action Agreement is governed by Chilean law.

7.2 Domicile. For all purposes of this Joint Action Agreement, the Parties elect their domicile as the jurisdiction of the Santiago Court of Appeals.

7.3 Amendment. Save specific provisions to the contrary in this Joint Action Agreement, no change, amendment, alteration, supplement or termination of this Joint Action Agreement or of any of the parts hereof will be valid unless it is set down in writing and signed by all Parties.

7.4 Notices. Any and all notices or other communications or deliveries that must or may be made pursuant to the provisions of this Joint Action Agreement shall be deemed made for all pertinent purposes upon remittance by prepaid certified mail, return receipt requested, or delivery by hand or forwarding by fax in the following way:

If to Inversiones Costa Verde CPA:

Attention:	Juan José Cueto Plaza, Executive Vice President

Address:	Avda. Presidente Riesco 5711, Suite 1604 Las Condes, Santiago

Fax:	562 245 3615

If to Inversiones Santa Cecilia S.A. and/or Axxion:

Attention:	Juan Luis Rivera, General Manager

Address:	Avda. Apoquindo 3000, 17th floor Las Condes, Santiago

Fax:	562 362 0877

or to such other address that any of the Parties specifies by notice sent to the other pursuant to this Section. The notices and communications shall be deemed given to any of the Parties on the date of delivery by hand, if so delivered; five days after being sent by mail, in the case of certified mail; or the next business day following the date when they are sent by fax, if sent by fax.

7.5 Waiver. No waiver of the provisions in this Joint Action Agreement will be valid unless it is in writing and signed by the Party granting it. No waiver shall be deemed a waiver continuous in effect over time or a waiver of a subsequent default or failure, whether or not similar in nature, unless so specially set down in writing.

7.6 Severability. If any section of this Joint Action Agreement or the application hereof to any person or any circumstance is declared void or illegal for any reason, all other sections of this Joint Action Agreement that might take effect without such void or illegal section as well as the application of the same sections to different persons or circumstances from those regarding which they were considered void or illegal shall continue in full force always provided the ineffectiveness of any of the sections in this Joint Action Agreement regarding any person or circumstance does not materially affect or change the meaning of this Joint Action Agreement. To the extent legally possible, the section declared void or illegal or unenforceable against any person or circumstance shall be interpreted in each case to have a legal effect.

7.7 Successors and Assigns. The provisions in this Joint Action Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and assigns provided no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Joint Action Agreement without consent of the other Party.

7.8 Headings. The headings and titles contained in this Joint Action Agreement have been established for reasons of convenience and reference only and do not amend or interpret in any way the intent of the Parties nor affect the content of the stipulations in the Joint Action Agreement.

7.9 Counterparts. Four like counterparts of this Joint Action Agreement are signed of the same text, two remaining in the possession of each party.

/s/ Juan José Cueto Plaza /s/ Enrique Miguel Cueto Plaza

for Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones

/s/ Juan Luis Rivera Palma /s/ Rafael Ariztía Correa

for Inversiones Santa Cecilia S.A.

/s/ Juan Luis Rivera Palma /s/ Rafael Ariztía Correa

for Axxion S.A.